

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 8, 2016

Mark D. Johnsrud
Chief Executive Officer
Nuverra Environmental Solutions, Inc.
14624 N. Scottsdale Road, Suite 300
Scottsdale, AZ 85254

> **Re: Nuverra Environmental Solutions, Inc.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed March 17, 2016**
> **File No. 022-29014**

Dear Mr. Johnsrud:

We have limited our review of your application to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your application and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application and the information you provide in response to these comments, we may have additional comments.

Application for Qualification of Indenture on Form T-3

Pre-Filing Commencement of Exchange Offer

1.   You announced the commencement of your exchange offer on March 16, 2016. See Form 8-K filed on March 17, 2016. Therefore, it appears that you commenced the solicitation of your exchange offer before you filed the application for qualification of the indenture on Form T-3. This appears to conflict with Section 306(c) of the Trust Indenture Act of 1939. Accordingly, please disclose this potential violation and the possible risks associated with such pre-filing offers.

2.   Please advise us of the status and extent of your solicitation from the time you commenced the offer until the Form T-3 was filed on March 17, 2016. As part of your response, tell us if you disseminated the offering memorandum or actively marketed the exchange offer during the pre-filing period.

Mark D. Johnsrud
Nuverra Environmental Solutions, Inc.
April 8, 2016
Page 2

Required Filing on Form T-1

3.   Please file a statement of eligibility on Form T-1 as an exhibit to the Form T-3 to qualify the trustee. See Section 310(a)(1) of the Trust Indenture Act of 1939. Also make corresponding revisions to your Form T-3 disclosures, including the section captioned "Analysis of Indenture Provisions" and the exhibit list.

Exhibit 99.T3C

4.   Please re-file the form of indenture attached to the Form T-3 as Exhibit 99.T3C to identify the trustee designated on the Form T-1 that you file in response to the comment immediately above. Revise the exhibit list to precisely identify the exhibits using the number assigned to them in your filing via EDGAR.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending application, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Section 307(c) regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the Form T-3 as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939, the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities. Please allow adequate time for us to review any amendment prior to the requested effective date of the Form T-3.

You may contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources